June 5, 2007

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Stop 3720

Washington, D.C. 20549

Re:	ACT Teleconferencing, Inc.

Form 10-K and 10-K/A for Fiscal Year Ended December 31, 2006

Filed March 30, 2007 and April 2, 2007

File No. 0-27560

Dear Mr. Spirgel:

With respect to the comments raised by the Securities and Exchange Commission (the “SEC”) in its letter to Chief Financial Officer Mr. Rick Fresia dated May 24, 2007 (the “Comment Letter”) with respect to the above-referenced Annual Report on Forms 10-K and 10-K/A, please see our responses below.

Note 5. Preferred Stock and Shareholders’ Equity

SEC Comment 1 (formerly SEC Comment 3).

Per 10K/A: Each share of preferred stock is convertible at the election of the holder into shares of our common stock by dividing the stated value of the preferred stock then outstanding by a conversion price. The initial stated value of each preferred share is $100 and the initial conversion price is $1.00. The conversion price will be adjusted to reflect subdivisions or combinations of the Company’s common stock such as stock splits, stock dividends, recapitalizations or reverse splits. The conversion price will also be adjusted in the event we issue shares of common stock or common stock equivalents for per-share consideration less than the conversion price then in effect, subject to certain exceptions. We have considered the FASB issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities and EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s own stock, EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Features, and 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, in accounting for the conversion feature embedded within the preferred stock. Based on an analysis of this accounting literature, the Company believes that the embedded conversion option would be a separately accounted for derivative liability from the preferred stock. However, the Company has determined the amount to be immaterial, and accordingly we have not recorded the amount on the balance sheet. We will evaluate the value of the warrants annually, and will record a liability when the value of the warrants approaches or exceeds the exercise price.

In future filings, we would provide the following disclosure: Each share of preferred stock is convertible at the election of the holder into shares of our common stock by dividing the stated value of the preferred stock then outstanding by a conversion price. The initial stated value of each preferred share is $100 and the initial conversion price is $1.00. The conversion price will be adjusted to reflect subdivisions or combinations of the Company’s common stock such as stock splits, stock dividends, recapitalizations or reverse splits. The conversion price will also be adjusted in the event we issue shares of common stock or common stock equivalents for per-share consideration less than the conversion price then in effect, subject to certain exceptions. We have considered the FASB issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities and EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s own stock, EITF 98-5, Accounting for Convertible

Securities with Beneficial Conversion Features or Contingently Adjustable Features, and 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, in accounting for the conversion feature embedded within the preferred stock. Based on an analysis of this accounting literature, the Company believes that the embedded conversion option would be a separately accounted for derivative liability from the preferred stock. However, utilizing the Black Scholes valuation model, the Company has determined the amount to be immaterial, and accordingly we have not recorded the amount on the balance sheet. We will continue to evaluate the value of the warrants each reporting period.

SEC Comment 1 (formerly SEC Comment 4).

Per 10K/A: In connection with the initial closing, we also issued warrants to purchase up to 9,000 additional shares of preferred stock to Belle Haven Investments, LP, one of the placement agents for the transactions. The warrants issued to Belle Haven are exercisable for up to 9,000 shares of preferred stock, at an exercise price of $100 per share of preferred stock. The warrants expire on August 18, 2010.

In future filings, we would provide the following disclosure: In connection with the initial closing, we also issued warrants to purchase up to 9,000 additional shares of preferred stock to Belle Haven Investments, LP, one of the placement agents for the transactions. The warrants issued to Belle Haven are exercisable for up to 9,000 shares of preferred stock, at an exercise price of $100 per share of preferred stock. The warrants expire on August 18, 2010. These warrants would be a separately accounted for liability from the preferred stock. However, utilizing the Black Scholes valuation model, the Company has determined the amount to be immaterial, and accordingly we have not recorded the amount on the balance sheet. We will continue to evaluate the value of the warrants each reporting period.

SEC Comment 2 (formerly SEC Comment 5).

Per 10K/A: We account for warrants issued for consulting services and in conjunction with debt instruments by determining the fair value of the warrant and amortizing the expense over the consulting period or the maturity term of the debt. Warrants issued in association with equity instruments are not valued as the valuation would have no effect on the Company’s financial statements. In certain instances involving significant issuances, we have determined valuations of the fair value of warrants using accredited valuation specialists.

In future filings, we would remove the reference to valuation specialists: We account for warrants issued for consulting services and in conjunction with debt instruments by determining the fair value of the warrant and amortizing the expense over the consulting period or the maturity term of the debt. Warrants issued in association with equity instruments are not valued as the valuation would have no effect on the Company’s financial statements. In certain instances involving significant issuances, we have determined valuations of the fair value of warrants using the Black Scholes valuation model, market transactions of securities with similar characteristics, marketability discounts applicable to such securities, and current accounting practices and guidelines addressing the issue of equity compensation.

Should you have any questions or require additional information, please do not hesitate to contact me at (303) 233-3500.

Sincerely,

/s/ Rick Fresia
Chief Financial Officer